FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 12, 2004, Series 2004-1	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]

Name: FRANK Y. SKIBO

Title: SENIOR VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

RBS Greenwich Capital

Equifirst 2004-1

FICO DISTRIBUTION

Note: Cells in red font are calculations

Collateral Cuts for Subprime Pool

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
b. 0 - 500	56,112	0.02%	> 65.0	56,112	0.02%	56,112	8.50%	0.00	486.00	75.00	43.08	100.00	100.00	100.00	100.00
c. 500.01 - 550	10,300,844	2.88%	> 70.0	8,853,444	2.47%	90,358	8.70%	0.00	536.31	78.00	40.04	92.69	100.00	97.15	72.96
d. 550.01 - 575	17,787,182	4.97%	> 70.0	15,482,893	4.32%	109,797	7.96%	0.00	564.65	79.69	39.03	95.38	100.00	93.27	62.13
e. 575.01 - 600	32,031,352	8.95%	> 70.0	28,027,036	7.83%	113,185	7.53%	0.00	589.18	82.72	38.25	93.65	99.43	89.05	71.44
f. 600.01 - 620	56,774,772	15.86%	> 70.0	54,303,772	15.17%	129,623	7.60%	0.00	611.11	91.59	42.02	92.53	98.45	91.88	55.32
g. 620.01 - 650	86,989,620	24.30%	> 80.0	72,455,525	20.24%	133,215	7.32%	0.00	635.03	92.00	42.40	93.86	98.53	86.08	58.38
h. 650.01 - 680	60,279,938	16.84%	> 80.0	51,003,184	14.25%	133,658	7.01%	0.00	664.21	92.82	41.36	89.62	97.56	85.65	57.11
i. 680.01 - 700	24,026,139	6.71%	> 85.0	17,854,172	4.99%	129,871	6.99%	0.00	689.77	92.89	41.22	92.66	93.96	72.45	45.76
j. 700.01 - 750	51,516,477	14.39%	> 85.0	46,016,001	12.85%	138,858	6.81%	0.00	722.87	96.22	41.87	91.38	98.02	88.51	41.39
k. 750.01 - 800	17,650,783	4.93%	> 85.0	14,869,607	4.15%	152,162	6.71%	0.00	770.52	94.10	38.43	95.44	92.80	89.70	33.24
l. 800 +	591,734	0.17%	> 85.0	-	0.00%	147,933	5.85%	0.00	805.86	57.18	32.92	74.78	79.10	100.00	53.88
TOTAL POOL	358,004,953	100.00%		308,921,747	86.29%	128,871	7.27%	0.00	648.96	90.94	41.19	92.57	97.85	87.51	54.92
FICO: Average	649		Min:	486	Max:	809									

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
a. <= 20.00	6,294,557	1.76%	< 550	393,876	0.11%	98,352	7.39%	0.00	626.01	78.27	15.98	96.64	97.34	63.31	74.46
b. 20.001 - 25.00	10,403,716	2.91%	< 550	831,022	0.23%	104,037	7.39%	0.00	640.95	84.26	22.82	95.78	92.90	81.85	67.76
c. 25.001 - 30.00	21,756,194	6.08%	< 575	1,616,989	0.45%	115,112	7.18%	0.00	652.26	87.28	27.81	95.49	99.74	87.46	58.07
d. 30.001 - 35.00	39,380,737	11.00%	< 575	4,205,147	1.17%	125,018	7.23%	0.00	645.34	88.24	32.72	94.38	98.19	83.21	57.50
e. 35.001 - 40.00	53,914,972	15.06%	< 600	9,376,290	2.62%	129,603	7.29%	0.00	651.55	91.27	37.61	92.39	98.19	86.23	56.50
f. 40.001 - 45.00	77,639,266	21.69%	< 625	23,931,700	6.68%	130,267	7.25%	0.00	655.63	91.84	42.69	93.47	98.42	87.05	52.35
g. 45.001 - 50.00	145,616,042	40.67%	< 650	85,426,915	23.86%	135,457	7.29%	0.00	646.55	92.65	48.13	90.67	97.39	90.79	52.48
h. 50.001 - 55.00	1,983,728	0.55%	< 675	1,168,100	0.33%	141,695	6.96%	0.00	660.68	89.08	51.53	100.00	100.00	91.47	62.56
i. 55 +	1,015,740	0.28%	< 700	946,982	0.26%	112,860	8.02%	0.00	620.16	92.63	61.85	100.00	100.00	87.27	83.30
TOTAL POOL	358,004,953	100.00%		127,897,022	35.72%	128,871	7.27%	0.00	648.96	90.94	41.19	92.57	97.85	87.51	54.92
DTI: Average	41.19		Min:	4.63	Max:	82.35									

RBS Greenwich Capital

LOAN-TO- VALUE (LTV) DISTIBUTION

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
b. 60.01 - 70.00	12,205,585	3.41%	> 50	590,666	0.16%	104,321	6.85%	0.00	626.50	66.80	38.97	91.15	95.52	82.27	80.12
c. 70.01 - 80.00	53,711,888	15.00%	> 50	89,791	0.03%	121,796	7.21%	0.00	617.84	77.94	39.52	93.43	94.89	71.33	74.11
d. 80.01 - 85.00	39,385,934	11.00%	> 50	-	0.00%	120,446	7.22%	0.00	622.46	84.54	40.45	88.60	94.98	71.33	68.50
e. 85.01 - 90.00	51,348,788	14.34%	> 50	632,238	0.18%	132,342	7.24%	0.00	628.44	89.60	39.56	93.37	95.40	87.99	65.84
f. 90.01 - 95.00	21,761,507	6.08%	> 50	165,920	0.05%	166,118	7.07%	0.00	676.06	94.48	41.84	93.92	100.00	89.62	63.58
g. 95.01 - 100.00	171,987,300	48.04%	> 50	1,520,854	0.42%	133,842	7.38%	0.00	669.44	99.92	42.84	92.82	100.00	96.77	38.66
h. 100 +	-	0.00%	> 50	-	0.00%	-	0.00%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	358,004,953	100.00%		2,999,468	0.84%	128,871	7.27%	0.00	648.96	90.94	41.19	92.57	97.85	87.51	54.92
LTV: Average	90.94		Min:	18.52	Max:	100.00									

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
Pennsylvania	29,081,674	8.12%	117,740	7.33	0.00	642.94	91.75	40.42	89.71	98.89	51.20	91.73
Texas	24,168,197	6.75%	110,357	7.51	0.00	647.56	86.01	40.61	98.98	93.25	33.80	65.15
Michigan	23,663,193	6.61%	126,541	7.21	0.00	642.05	91.47	41.33	95.46	98.53	64.30	90.10
Virginia	21,807,806	6.09%	166,472	6.87	0.00	660.36	90.66	40.68	87.58	98.37	61.69	88.24
Ohio	21,047,892	5.88%	115,016	7.21	0.00	657.25	93.89	42.58	94.67	98.88	60.87	94.27
Maryland	18,186,825	5.08%	193,477	7.08	0.00	648.21	91.22	41.22	83.11	100.00	55.87	85.40
Florida	17,567,255	4.91%	131,099	7.31	0.00	643.33	91.24	42.53	90.59	95.16	54.23	86.09
North Carolina	16,797,471	4.69%	115,051	7.76	0.00	631.53	90.70	41.15	93.40	96.71	48.40	90.77
Minnesota	16,122,196	4.50%	164,512	7.01	0.00	645.78	88.45	41.33	93.24	100.00	79.36	84.83
Tennessee	12,552,469	3.51%	105,483	7.37	0.00	663.08	93.02	41.21	95.54	99.01	40.01	90.93
Georgia	12,173,492	3.40%	133,775	7.68	0.00	632.09	90.81	41.42	98.02	95.65	68.56	80.85
Indiana	10,427,049	2.91%	102,226	7.37	0.00	651.09	95.99	41.40	99.15	98.49	44.20	100.00
TOTAL POOL	223,595,518	62.46%	127,696	7.29	0.00	647.12	91.01	41.26	92.86	97.72	55.07	86.80

RBS Greenwich Capital

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
a. 0 - 50,000	5,287,190	1.48%	41,631	8.20	0.00	607.65	73.43	34.70	97.07	100.00	67.68	89.76
b. 50,001 - 200,000	259,696,611	72.54%	113,108	7.37	0.00	646.04	91.32	41.18	92.36	97.72	53.76	90.88
c. 200,001 - 250,000	44,239,618	12.36%	222,310	6.98	0.00	657.14	90.84	41.10	90.84	98.98	58.31	77.38
d. 250,001 - 300,000	23,343,483	6.52%	274,629	7.03	0.00	657.76	92.29	43.31	91.83	100.00	57.77	81.18
e. 300,001 - 400,000	20,748,501	5.80%	340,139	6.92	0.00	664.03	89.66	40.91	96.85	93.67	59.26	72.56
f. 400,001 - 500,000	4,689,549	1.31%	468,955	6.26	0.00	669.77	89.25	40.62	100.00	100.00	39.61	91.39
TOTAL POOL	358,004,953	100.00%	128,871	7.27	0.00	648.96	90.94	41.19	92.57	97.85	54.92	87.51
Prin Bal: Average	**128,871**		**Min:**	**29,629**	**Max:**	**497,991**						

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Alternative Documentation	5,570,457	1.56%	154,735	7.35	0.00	615.97	82.19	30.29	98.07	100.00	74.92
Full Documentation	313,281,480	87.51%	126,221	7.26	0.00	647.93	92.09	41.55	92.58	97.94	54.60
Stated Documentation	39,153,016	10.94%	150,589	7.36	0.00	661.97	83.01	39.89	91.67	96.85	54.69
TOTAL POOL	358,004,953	100.00%	128,871	7.27	0.00	648.96	90.94	41.19	92.57	97.85	54.92

RBS Greenwich Capital

PROPERTY TYPE

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Condominium	8,870,374	2%	113,723	7.31	0.00	662.65	92.92	42.35	96.80	43.18	82.64
Single Family	331,396,402	93%	128,498	7.28	0.00	648.68	90.97	41.08	98.10	55.27	87.52
Townhouse	11,216,459	3%	145,668	7.11	0.00	654.17	94.68	41.49	98.72	47.62	94.19
Two-Four Family	6,521,717	2%	148,221	7.14	0.00	635.85	80.41	45.07	85.40	65.91	81.98
TOTAL POOL	358,004,953	100%	128,871	7.27	0.00	648.96	90.94	41.19	97.85	54.92	87.51

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/o MI	284,483,529	79.46%	133,498	7.31	0.00	656.04	95.51	41.84	98.48	49.60	91.11	No
Other	73,521,424	20.54%	113,634	7.13	0.00	621.58	73.24	38.69	95.45	75.50	73.55	No
TOTAL POOL	358,004,953	100.00%	128,871	7.27	0.00	648.96	90.94	41.19	97.85	54.92	87.51	

LOAN BALANCE

Loan Purpose	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA. FICO	WA. LTV	WA DTI	% SFD/ PUD	% Owner Occ
Cash Out Refinance	196,624,662	54.92%	130,909	7.19	0.00	640.04	88.04	40.64	93.15	98.03
Land Contract	364,644	0.10%	121,548	7.58	0.00	564.97	85.00	31.65	100.00	100.00
Purchase	120,858,227	33.76%	125,632	7.39	0.00	666.22	96.52	42.37	92.10	97.41
Rate/Term Refinance	40,157,419	11.22%	129,124	7.32	0.00	641.49	88.37	40.46	91.06	98.31
TOTAL POOL	358,004,953	100.00%	128,871	7.27	0.00	648.96	90.94	41.19	92.57	97.85

COLLATERAL TYPE - FIXED/FLOATING

Collateral	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	109,692,544	30.64%	116,570	7.54	0	666.92	88.66	40.15	93.03	97.54	60.47	Fixed Rate	0
Floating	248,312,409	69.36%	135,173	7.15	0.00	641.03	91.94	41.66	92.37	98.00	52.47	6 Mo LIBOR	6.93
TOTAL POOL	358,004,953	100.00%	128,871	7.27	0.00	648.96	90.94	41.19	92.57	97.85	54.92		6.93

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	358,004,953	100.00%	128,871	7.27	0.00	648.96	90.94	41.19	92.57	97.85	54.92
TOTAL POOL	358,004,953	100.00%	128,871	7.27	0.00	648.96	90.94	41.19	92.57	97.85	54.92

Appendix A

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA. FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Investor	7,680,141	2.15%	93,660	7.66	0.00	685.40	82.50	41.03	82.05	0.00	50.32
Primary	350,324,811	97.85%	129,942	7.26	0.00	648.17	91.12	41.20	92.80	100.00	55.02
TOTAL POOL	358,004,953	100.00%	128,871	7.27	0.00	648.96	90.94	41.19	92.57	97.85	54.92

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD / PUD	% Owner Occ	% Cashout Refi
0 Months	40,854,333	11.41%	117,736	7.61	0.00	632.39	86.52	40.33	94.17	96.75	65.66
12 Months	5,839,203	1.63%	153,663	7.46	0.00	660.32	92.06	41.58	87.82	97.57	53.98
24 Months	135,073,147	37.73%	133,340	7.15	0.00	639.21	92.18	41.77	92.10	97.93	50.65
36 Months	176,238,270	49.23%	127,709	7.28	0.00	659.91	90.98	40.94	92.71	98.06	55.74
TOTAL POOL	358,004,953	100.00%	128,871	7.27	0.00	648.96	90.94	41.19	92.57	97.85	54.92

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
N	358004952.7	100%	128871.4733	7.27	0	648.96	90.94	41.19	92.57	97.85	54.92
TOTAL POOL	358004952.7	100%	128871.4733	7.27	0	648.96	90.94	41.19	92.57	97.85	54.92

GA, KY % & TOP 5 STATES

State	%[2]
GA	3.40%
KY	1.50%
PA	8.12%
TX	6.75%
MI	6.61%
VA	6.09%
OH	5.88%

TOP 5 MSA

MSA	%[2]

TOP 5 ORIGINATORS

Originator	%[2]

SERVICES

Servicer	%[2]

Appendix A

RBS Greenwich Capital

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name :			Moody's: Analyst Name :			
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency		Loss Severity	Cum Losses
AA							
A							
A-							
BBB+							
BBB							
BBB-							
B							

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		

Mortgage Insurance (MI) Coverage	Loss Severity %

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		

Equifirst Mortgage Loan Trust 2004-1

EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan **WAMU Capital Corp.**
Co-Underwriters

RBS Greenwich Capital

RBS Greenwich Capital

Deal Name: EquiFirst 2004-1

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout
Aggregated	2,778	358,004,952.71	128,871.47	100.00	7.273	350.98	649	90.94	91.16	41.19	87.51	97.85	92.57	54.92
IO	0	0.00	0.00	0.00	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Average Loan Balance														
0-24,999	0	0.00	0.00	0.00	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00
25-49,999	127	5,287,190.05	41,631.42	1.48	8.204	318.51	608	73.43	74.08	34.70	89.76	100.00	97.07	67.68
50-74,999	469	29,597,068.98	63,106.76	8.27	7.892	341.38	634	87.08	87.37	39.72	92.48	89.74	94.23	49.94
400-450k	4	1,619,062.90	404,765.73	**0.45**	6.933	356.98	653	87.17	91.46	35.34	50.35	100.00	100.00	74.36
450.01k-500k	8	3,870,486.21	483,810.78	**1.08**	6.029	355.36	673	88.05	88.43	42.94	100.00	100.00	100.00	37.55
FICO														
N/A or Below 500	1	56,112.22	56,112.22	0.02	8.500	357.00	486	75.00	75.00	43.08	100.00	100.00	100.00	100.00
500-525	25	2,068,556.64	82,742.27	0.58	9.132	347.03	520	79.21	80.44	39.27	94.94	100.00	100.00	72.29
526-550	89	8,232,287.64	92,497.61	2.30	8.587	345.31	541	77.69	79.16	40.24	97.70	100.00	90.65	73.13
551-575	162	17,787,181.53	109,797.42	4.97	7.957	349.89	565	79.69	80.04	39.03	93.27	100.00	95.38	62.13
576-600	283	32,031,351.86	113,184.99	8.95	7.530	348.08	589	82.72	82.82	38.25	89.05	99.43	93.65	71.44
LTV														
80-85	323	40,274,631.50	124,689.26	11.25	7.197	349.16	622	81.02	81.78	39.87	74.94	96.17	91.08	70.65
85-90	329	40,957,077.29	124,489.60	11.44	7.185	350.81	625	86.14	86.66	39.80	74.96	95.21	89.08	70.19
90-95	344	45,052,245.88	130,965.83	12.58	7.295	349.75	633	90.54	90.65	40.23	90.50	94.89	94.80	63.28
95-100	1,373	186,652,171.28	135,944.77	52.14	7.359	354.80	670	99.53	99.53	42.79	96.04	100.00	92.85	40.67
Documentation Type														
Stated	260	39,153,015.63	150,588.52	10.94	7.361	342.91	662	83.01	83.09	39.89	0.00	96.85	91.67	54.69
alternative doc	36	5,570,456.67	154,734.91	1.56	7.351	355.23	616	82.19	82.88	30.29	0.00	100.00	98.07	74.92
investor property	82	7,680,141.24	93,660.26	**2.15**	7.665	350.10	685	82.50	82.65	41.03	83.93	0.00	82.05	50.32
Cash Out	1,502	196,624,661.77	130,908.56	54.92	7.189	349.47	640	88.04	88.21	40.64	**86.99**	98.03	93.15	100.00
states:														
PA	247	29,081,673.80	117,739.57	8.12	7.326	350.02	**643**	91.75	91.8873	40.42	91.73	98.89	89.71	51.20
TX	219	24,168,196.52	110,357.06	6.75	7.513	334.06	**648**	86.01	86.0553	40.61	65.15	93.25	98.98	33.80
MI	187	23,663,193.16	126,541.14	6.61	7.205	355.94	**642**	91.47	91.65	41.33	90.10	98.53	95.46	64.30
Rates:														
9-10	107	8,764,719.19	81,913.26	2.45	9.410	344.55	581	88.23	89.09	41.14	91.95	97.94	93.48	51.76
10.01-11.25	18	1,131,054.10	62,836.34	0.32	10.612	356.50	553	85.97	86.81	37.08	83.50	94.00	100.00	51.17
fixed rate	941	109,692,543.81	116,570.18	30.64	7.543	338.67	667	88.66	88.95	40.15	87.38	97.54	93.03	60.47
2/28	1,378	183,290,339.17	133,011.86	51.20	7.193	356.47	637	91.73	91.95	41.77	87.05	98.00	92.50	51.75
3/27	459	65,022,069.73	141,660.28	18.16	7.041	356.25	652	92.54	92.65	41.35	89.02	97.97	91.98	54.51
Debt to Income Ratio														
40-45	599	78,114,474.26	130,408.14	21.82	7.254	351.13	655	91.83	91.99	42.67	86.79	98.43	93.51	52.42
45-50	1,072	145,185,307.20	135,434.06	40.55	7.287	351.49	647	92.64	92.87	48.13	90.77	97.38	90.64	52.51
50-55	17	2,414,462.66	142,027.22	0.67	7.056	356.36	651	90.21	90.21	51.26	92.99	100.00	100.00	58.94
greater than 55	9	1,015,740.23	112,860.03	0.28	8.017	338.04	620	92.63	92.63	61.85	87.27	100.00	100.00	83.30

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;